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                                                            Exhibit 20.4
Southern California Edison
An Edison International Company

For Immediate Release
                                                   Contact:  Tom Higgins
                                                          (818) 302-2255



           Edison Applauds CPUC Incentive-Based Rate Decision


      ROSEMEAD, Calif., Sept. 23, 1996 -- Southern California Edison today applauded the California Public Utilities Commission's approval of a new and better way to set electric rates. The new system, called Performance-Based Ratemaking (PBR), will provide Edison an incentive to increase efficiency and lower costs, because the resulting savings will be shared by Edison shareholders and customers.

      Effective January 1997, PBR will apply to the portion of Edison's revenue requirement that covers transmission and distribution operations -
- separating these costs from those associated with power generation.

      "Our customers and shareholders will benefit significantly from PBR," said John E. Bryson, Edison's chairman and chief executive officer. "Our efforts to improve service and reduce costs will reward both groups, thus achieving our long-standing goal of aligning customer and shareholder interests.

      "PBR provides the utility with greater long-term incentives for lower rates, increases management flexibility and accountability, rewards utilities for providing increased customer value, and reduces the cost and complexity of regulatory proceedings," Bryson noted.

      Under PBR, the process of determining rates for the non-generation portion of Edison's revenue requirement will be based on adjustments to the revenue requirement approved in Edison's 1995 General Rate Case. These adjustments will be based on:

      o rewards and penalties for performance in productivity, safety and service quality areas, such as reliability and customer satisfaction;

      o inflation, as reflected by the Consumer Price Index, with an adjustment to assure customers of continued productivity improvements;

      o adjustments for the effects of energy efficiency programs and unforeseen, external factors, such as changes in tax laws or accounting rules.

      Edison's transmission and distribution revenue requirement -- as approved in the 1995 General Rate Case -- is about $2.1 billion of the utility's $7.3-billion total requirement.

      A net revenue sharing mechanism in the new PBR system determines how customers and shareholders will share gains and losses from transmission and distribution operations.

      Edison's authorized rate of return on equity will be adjusted based on changes in interest rates for AA utility bonds.
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      Beginning in 1998, the transmission portion will be separated from the non-generation revenue requirement and subject to ratemaking under the rules of the Federal Energy Regulatory Commission.

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Southern California Edison is one of five Edison International companies.
It is the nation's second largest electric utility, serving more than 11 million people in a 50,000-square-mile area within central, coastal and Southern California. The other related companies are Edison Mission Energy, Edison Capital, Edison Source, and Edison EV (Electric Vehicles).